Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,		
	2000	1999	1998
	(000's omitted)		
BASIC EARNINGS PER SHARE			
Net Income	**$7,216**	$8,438	$8,249
Less: Dividend Requirements on Preferred Stock	**263**	268	274
Net Income Applicable to Common Stock	**$6,953**	$8,170	$7,975
Average Number of Common Shares Outstanding	**4,723**	4,682	4,506
Basic Earnings per Average Common Shares Outstanding	**$1.47**	$1.74	$1.77
DILUTED EARNINGS PER SHARE			
Net Income	**$7,216**	$8,438	$8,249
Less: Dividend Requirements on Preferred Stock	**263**	268	274
Net Income Applicable to Common Stock	**$6,953**	$8,170	$7,975
Average Number of Common Shares Outstanding plus Assumed Options converted*	**4,743**	4,693	4,634
Diluted Earnings per Average Common Shares Outstanding	**$1.47**	$1.74	$1.72

* Assumes all options were converted to common shares per SFAS 128.